Exhibit 16.1

July 25, 2024

Re: Antiaging Quantum Living Inc.

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Antiaging Quantum Living Inc. (the “Company”), and we reported on the consolidated financial statements of the Company as of and for the fiscal year ended March 31, 2024. On April 15, 2024, we resigned as the accountant of the Company. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated July 25, 2024, and we agree with such statements, except that we are not in a position to agree or disagree with any of the Company’s statements included in Item 4.01(b) regarding the new independent registered public accounting firm.

Very truly yours,

/s/ PWN LLP